UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: October 21, 2004

                        Commission File Number 001-12510
                                             -----------
                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                       No    X
                           ---                        ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .
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     On October 21, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the
"Company") issued a press release announcing the Company's consolidated net sales for the third quarter of 2004. A copy of this press release is attached hereto as Exhibit 99.1.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KONINKLIJKE AHOLD N.V.

                                          /s/ H.R. Ryopponen
                                       -----------------------------------
Date: October 21, 2004                 By:    H.R. Ryopponen
                                       Title: Executive Vice President and CFO

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
                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:

Exhibit      Description

99.1 Royal Ahold press release dated October 21, 2004, announcing the Company's consolidated net sales for the third quarter of 2004

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